SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)

COMDISCO HOLDING COMPANY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

200334100

(CUSIP Number)

MARC D. HAMBURG
BERKSHIRE HATHAWAY INC.
1440 KIEWIT PLAZA
OMAHA, NEBRASKA 68131
(402) 346-1400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 1, 2002

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box  ☐.

Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 pages)

[1]
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 200334100	13D	2 OF 11 PAGES

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Warren E. Buffett

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,452,548 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,452,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,452,548

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 34.58%

14.	Type of Reporting Person* HC, IN

CUSIP NO. 200334100	13D	3 OF 11 PAGES

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Berkshire Hathaway Inc.

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,452,548 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,452,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,452,548

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 34.58%

14.	Type of Reporting Person* HC, CO

CUSIP NO. 200334100	13D	4 OF 11 PAGES

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) OBH, Inc.

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,452,548 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,452,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,452,548

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 34.58%

14.	Type of Reporting Person* CO

CUSIP NO. 200334100	13D	5 OF 11 PAGES

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) BH Columbia Inc.

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 286,060 9. Sole Dispositive Power 0 10. Shared Dispositive Power 286,060

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,060

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 6.81%

14.	Type of Reporting Person* CO

CUSIP NO. 200334100	13D	6 OF 11 PAGES

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Columbia Insurance Company

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 286,060 9. Sole Dispositive Power 0 10. Shared Dispositive Power 286,060

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,060

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 6.81%

14.	Type of Reporting Person* IC, CO

CUSIP NO. 200334100	13D	7 OF 11 PAGES

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) BH Finance LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 286,060 9. Sole Dispositive Power 0 10. Shared Dispositive Power 286,060

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,060

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 6.81%

14.	Type of Reporting Person* OO – Limited Liability Company

CUSIP NO. 200334100	13D	8 OF 11 PAGES

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) National Indemnity Company

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,150,233 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,150,233

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,233

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 27.38%

14.	Type of Reporting Person* IC, CO

CUSIP NO. 200334100	13D	9 OF 11 PAGES

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) National Fire & Marine Insurance Company

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 16,255 9. Sole Dispositive Power 0 10. Shared Dispositive Power 16,255

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,255

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0.39%

14.	Type of Reporting Person* IC, CO

CUSIP NO. 200334100	13D	10 OF 11 PAGES

This Amendment No.1 to Schedule 13D is filed solely to reflect that the number of shares of common stock, par value $0.01 per share (“Common Stock”), of Comdisco Holding Company, Inc. issued to BH Finance LLC pursuant to the First Amended Joint Plan of Reorganization of Comdisco, Inc. and its Affiliated Debtors and Debtors in Possession under Chapter 11 of the U.S. Bankruptcy Code is 286,060 shares of Common Stock, or 6.81% of the outstanding shares of Common Stock, not 305,364 shares of Common Stock, or 7.27% of the outstanding shares of Common Stock, as previously reported.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D relating to the Common Stock of Comdisco Holding Company, Inc. as previously filed by the persons filing this Amendment No. 1 is hereby amended and restated in its entirety to read as follows:

(a)  Finance is the holder of record of 286,060 Shares, or 6.81% of the Company’s outstanding Common Stock. NICO is the holder of record of 1,150,233 Shares, or 27.38% of the Company’s outstanding Common Stock. NFMIC is the holder of record of 16,255 Shares, or 0.39% of the Company’s outstanding Common Stock.

Warren E. Buffett may be deemed to control Berkshire, which controls each of Finance, NICO and NFMIC. Both Mr. Buffett and Berkshire thus may be considered to have beneficial ownership of the entire 1,452,548 shares of Common Stock owned of record by Finance, NICO and NFMIC. OBH, a direct subsidiary of Berkshire and the direct parent company of NICO, NFMIC and BH Columbia, may also be considered to have beneficial ownership of the entire 1,452,548 shares of Common Stock owned of record by Finance, NICO and NFMIC. BH Columbia and its direct subsidiary, Columbia, which is the direct parent company of Finance, may also be considered to have beneficial ownership of the 286,060 shares of Common Stock owned of record by Finance.

(b)  Each of Finance, NICO and NFMIC has both voting and investment power with respect to the Shares indicated as owned of record by it in Item 5(a). However, Warren E. Buffett, Chairman of the Board of Berkshire, who may be deemed to control these companies, directs the investments and voting of each of these companies. Thus, Mr. Buffett, Berkshire and the subsidiaries of Berkshire that directly or indirectly control Finance, NICO and NFMIC share voting power and investment power with respect to the Shares owned by each of these companies.

(c)  None of the Berkshire Entities or Mr. Buffett nor, to their knowledge, any executive officer or director of the Berkshire Entities, has engaged in any transaction in any shares of the Company’s Common Stock during the sixty day period immediately preceding the date hereof.

(d)  and  (e)  Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

A copy of an agreement previously filed with the Securities and Exchange Commission regarding the filing of joint statements and granting a power of attorney with respect to such filings is attached as Exhibit A to this Amendment No. 1 to Schedule 13D.

CUSIP NO. 200334100	13D	11 OF 11 PAGES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete, and correct.

Dated: October 21, 2002	BERKSHIRE HATHAWAY INC.

	By:	/s/ MARC D. HAMBURG
Marc D. Hamburg Vice President and Chief Financial Officer

OBH, INC.

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg Vice President

BH COLUMBIA INC.

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg President

COLUMBIA INSURANCE COMPANY

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg Treasurer

BH FINANCE LLC

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg President

NATIONAL INDEMNITY COMPANY

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg Treasurer

NATIONAL FIRE & MARINE INSURANCE COMPANY

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg Treasurer

WARREN E. BUFFETT

/s/ WARREN E. BUFFETT

Exhibit A to Amendment No. 1 to Schedule 13D

AGREEMENT

The undersigned persons hereby agree that reports on Schedule 13D, and any amendments thereto, may be filed in a single statement on behalf of all such persons, and further, each such person designates Marc D. Hamburg as its agent and attorney-in-fact for the purpose of executing any and all such reports required to be made by it with the Securities and Exchange Commission.

Dated: October 11, 2002	BERKSHIRE HATHAWAY INC.

	By:	/s/ MARC D. HAMBURG
Marc D. Hamburg Vice President and Chief Financial Officer

OBH, INC.

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg Vice President

BH COLUMBIA INC.

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg President

COLUMBIA INSURANCE COMPANY

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg Treasurer

BH FINANCE LLC

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg President

NATIONAL INDEMNITY COMPANY

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg Treasurer

NATIONAL FIRE & MARINE INSURANCE COMPANY

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg Treasurer

WARREN E. BUFFETT

/s/ WARREN E. BUFFETT